Exhibit 99.1

CHAIRMAN’S ADDRESS

ANNUAL MEETING OF SHAREHOLDERS

AUGUST 20, 2021

This year has marked the transformation of Naked. With the divestiture of the bricks-and-mortar operations of Bendon we have solidified our balance sheet following the completion of multiple strategic capital financings resulting in a net cash position of $270 million after repayment of all previous bank debt .

Naked has realigned its leadership team with the re-appointment of Mr. Davis-Rice as CEO and appointment of Simon Tripp, a seasoned investment banker and M&A executive, to the Board of Directors. Mr. Tripp has over 30 years of diversified business, capital markets and investment banking experience, managing both public and private companies across various sectors.

We also appointed Mr. Mark Ziirsen as Chief Financial Officer, a finance executive with 30 years of financial and operational experience. Mark has extensive experience with public company finance as a corporate officer and audit committee member. His executive career spans senior finance leadership roles with major ASX listed companies.

The closing of the Bendon divestiture represents a key milestone in Naked’s corporate history. It has been a very long journey with many challenges that our management team had to overcome from an operational and financing perspective. I strongly believe we did what was best for our shareholders and have now positioned Naked with the necessary capital and structure to drive shareholder value in the coming months and years. We have a strong balance sheet, no debt and an asset-light operating model and we see a very favourable M&A environment around the globe.

Before we begin with the formal portion of the shareholder’s meeting, I know many of you are eager for an update on the status of our plans to find a merger or acquisition partner. As we have said previously, we believe our strong cash position and tremendous shareholder base are assets that make Naked a highly attractive partner. Whilst many smaller opportunities exist and would seem easier to execute quickly, we have always believed and still strongly believe our attributes afford us the right to be selective seeking to partner with a substantial company, one that is an industry leader, with compelling growth prospects and disruptive technology.

Over the past several months, our management has travelled extensively, meeting with companies that potentially meet those criteria. I am delighted to confirm we believe we have found such a company. We have recently reached preliminary agreement on non-binding terms and are now conducting due diligence. The company is in a sector which has been forecast to have strong growth for many decades to come. There is, of course, no guarantee that we will complete the deal, on the preliminary terms we have negotiated, or at all.

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the deployment of capital, future acquisitions, continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to identify and consummate acquisitions of accretive businesses, and realize the expected benefits of such transactions; the risk that our restructuring initiative does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not regain, and thereafter maintain, compliance with Nasdaq’s continued listing standards; our ability to develop, commercialize and obtain market acceptance of our current technology and any technology we develop or acquire in the future; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2021 and in our other filings with the Securities and Exchange Commission. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.